Form of Lock-Up Agreement

October 16, 2025

Jefferies LLC

c/o Jefferies LLC
520 Madison Avenue
New York, New York 10022

RE: Proposed Offering of Common Shares of ATAI Life Sciences N.V.

Ladies and Gentlemen:

The undersigned understands that Jefferies LLC (the "**Underwriter**") proposes to enter into an Underwriting Agreement (the "**Underwriting Agreement**") with ATAI Life Sciences N.V. (the "**Company**") relating to the offering by the Underwriter (the "**Offering**") of the Company's shares ("**Common Shares**"). For the purposes of this agreement, following the potential redomiciliation of the Company to Delaware (the "**Redomiciliation**"), all references herein to the "Company" shall be deemed to refer to the successor entity to such Redomiciliation transaction following the date of such Redomiciliation.

In consideration of the Underwriter's agreement to purchase and make the Offering of Common Shares, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby irrevocably agrees that without the prior written consent of the Underwriter, the undersigned will not, directly or indirectly (or cause any direct or indirect affiliate to), during the period commencing on the date hereof and continuing and including the date 90 days after the public offering date set forth on the final prospectus used to sell the Common Shares pursuant to the Underwriting Agreement (the "**Lock-Up Period**"), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, any Common Shares or securities convertible into or exchangeable or exercisable for any Common Shares (including, without limitation, Common Shares that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission ("**SEC**"), securities which may be issued upon exercise of a stock option or warrant and any Common Shares, options, warrants or securities now owned or hereafter acquired by the undersigned (collectively, the "**Lock-Up Securities**")), (2) enter into any swap, hedge, option, derivative or other arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended to, or which could reasonably be expected to lead to or result in, a sale, loan, pledge or other disposition (whether by the undersigned or someone other than the undersigned) or transfer of any economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such aforementioned transaction is to be settled by delivery of the Lock-Up Securities, in cash or otherwise, (3) exercise any right with respect to the registration of any Lock-Up Securities, or file, cause to be filed or cause to be confidentially submitted, any registration statement in connection therewith, under the Securities Act of 1933, as amended (the "**Securities Act**"), or (4) publicly disclose the intention to do any of the foregoing.

The foregoing shall not apply to transfers of Lock-Up Securities:

    a)   acquired in the open market after the completion of the Offering;

    b)   as a bona fide gift or gifts;

    c)   to any beneficiary of the undersigned pursuant to a will, other testamentary document or intestate succession to the legal representatives, heirs, beneficiary or immediate family member of the undersigned (for purposes of this Lock-Up Agreement, "immediate family" shall mean any relationship by blood, marriage or adoption, not more remote than first cousin);

d) to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the undersigned or the immediate family of the undersigned;

e) as distributions to limited partners, members or stockholders of the undersigned;

f) to the undersigned's affiliates or to any investment fund or other entity controlled or managed by the undersigned;

g) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (b) through (f) above;

h) transfers pursuant to an order of a court or regulatory agency, including a domestic relations order or negotiated divorce settlement, or to comply with any regulations related to the undersigned's ownership of Common Shares;

i) to the Company or its affiliates upon death, disability or termination of employment, in each case, of the undersigned;

j) to the Company or its affiliates (i) deemed to occur upon the cashless exercise of options or convertible debt instruments or (ii) for the primary purpose of paying the exercise price of such options or convertible debt instruments or for paying taxes (including estimated taxes) due as a result of the exercise of such options or as a result of the vesting of Common Shares under restricted stock units or restricted stock awards, in each case pursuant to employee benefit plans disclosed in the Company's filings with the SEC;

k) pursuant to sales in the open market by the undersigned to satisfy tax withholding (including estimated taxes) due as a result of the vesting of Common Shares under restricted stock units or restricted stock awards, in each case pursuant to employee benefit plans disclosed in the Company's filings with the SEC;

l) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the Common Shares involving a change of control of the Company following the consummation of the Offering that has been approved by the Company's board of directors, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the undersigned's Common Shares shall remain subject to the provisions of this Lock-Up Agreement, and provided further that "change of control" as used herein, shall mean the consummation of any bona fide third party tender offer, merger, consolidation or other similar transaction the result of which is that any "person" (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, other than the Company, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) more than 50% of total voting power of the voting stock of the Company;

m) any pledge, hypothecation or security interest in Lock-Up Securities in a bona fide transaction to a bona-fide third party as collateral or security for any margin loan or other loans, advances or extensions of credit entered into by the undersigned or any of its direct or indirect subsidiaries or affiliates, or the transfer of Lock-Up Securities that have been pledged or hypothecated to a bona-fide third party on or prior to the date of this Lock-Up Agreement, in the event of a foreclosure on such shares pursuant to such pledge or hypothecation, provided that any filing under Section 16 or Section 13 of the Exchange Act shall clearly indicate that the filing relates to the circumstances described in this clause and no other public filing or announcement shall be made voluntarily during the Lock-up Period in connection with such transfer or disposition; or

n) with the prior written consent of the Underwriter;

provided that in the case of any transfer or distribution pursuant to clauses (b) through (g) above, (i) each donee, trustee, transferee or distributee, as the case may be, shall sign and deliver a lock-up letter substantially in the form of this Lock-Up Agreement and (ii) such transfers are not dispositions for value; in the case of any transfer or distribution pursuant to clauses (c) through (g), each party (donor, donee, trustee, transferor, transferee, distributer or distributee) shall not be required by law (including, without limitation, the disclosure requirements of the Securities Act and the Exchange Act) to make, and shall agree to not voluntarily make, any filing or public announcement of the transfer or disposition prior to the expiration of the Lock-Up Period; and in the case of any transfer or distribution pursuant to clauses (b) and (h) through (k) above, any filing that is required under the Securities Act or the Exchange Act shall include disclosure explaining the nature of the transfer or disposition in the footnotes thereto, and no filing or public announcement of the transfer or disposition shall be voluntarily made prior to the expiration of the Lock-Up Period. The term "affiliate" in this Lock-Up Agreement shall have the meaning set forth in Rule 405 under the Securities Act.

Notwithstanding anything herein to the contrary, the undersigned may enter into a written trading plan established pursuant to Rule 10b5-1 of the Exchange Act (a "**Rule 10b5-1 Plan**") during the Lock-Up Period, *provided* that no direct or indirect offers, pledges, sales, contracts to sell sales of any option or contract to purchase, purchases of any option or contract to sell, grants of any option, right or warrant to purchase, loans, or other transfers or disposals of any Lock-Up Securities may be effected pursuant to such plan during the Lock-Up Period; *provided further*, that neither the Company nor the undersigned will voluntarily report the establishment of such Rule 10b5-1 Plan in any public report or filing with the SEC under the Exchange Act during the Lock-Up Period and any required filing under the Exchange Act regarding such plan indicates that no sales of Common Shares shall be permitted under such plan during the Lock-Up Period.

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of Lock-Up Securities if such transfer would constitute a violation or breach of this Lock-Up Agreement.

It is understood that if (i) the Company notifies the Underwriter that it does not intend to proceed with the Offering, (ii) the Underwriting Agreement does not become effective by October 31, 2025 or (iii) the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Shares, this Lock-Up Agreement shall become null and void and the undersigned will be released from its obligations under this Lock-Up Agreement. It is understood that if the Underwriter waives or limits the application of any other lock-up agreement entered into by any other shareholder in connection with the Offering, waives or limits the application of the Company lock-up contained in the Underwriting Agreement or consents in writing to any transfer by any other shareholder, the signatory hereto shall be entitled to the same waiver or limitation, as the case may be.

The Company and the Underwriter have informed us that all directors and officers of the Company have entered into lock-up agreements in connection with the Offering and such lock-up agreements contain at least as long a Lock-up Period and other terms as at least as favorable as those provided herein.

Whether the Offering actually occurs depends on a number of factors, including market conditions. Any Offering will only be made pursuant to the Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriter.

The undersigned acknowledges and agrees that the Underwriter has not provided any recommendation or investment advice and the undersigned has consulted their own legal, accounting, financial, regulatory and tax advisors to the extent deemed appropriate. The undersigned further acknowledges and agrees that, although the Underwriter may be required or choose to provide certain Regulation Best Interest and Form CRS disclosures to you in connection with the Offering, the Underwriter is not making a recommendation to you to participate in the Offering, enter into this Lock-Up Agreement, or sell any Common Shares at the price determined in the Offering, and nothing set forth in such disclosures is intended to suggest that the Underwriter is making such a recommendation.

The undersigned understands that the Company and the Underwriter are relying upon this agreement in entering into the Underwriting Agreement and proceeding toward consummation of the Offering.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement and that this Lock-Up Agreement has been duly authorized (if the undersigned is not a natural person), executed and delivered by the undersigned and is a valid and binding agreement of the undersigned. This Lock-Up Agreement and all authority herein conferred are irrevocable and shall survive the death or incapacity of the undersigned (if a natural person) and shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. This Lock-Up Agreement shall remain in full force and effect regardless of any Redomiciliation, in which case the Company shall assign all rights and obligations under the Lock-Up Agreement to such successor entity. Upon request, the undersigned will execute any additional documents necessary in connection with the enforcement thereof. This Lock-Up Agreement may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com or www.echosign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Executed by the undersigned as of the date first set forth above.

Very truly yours,

APEIRON INVESTMENT GROUP LTD

By: /s/ Lorin Van Nuland
Name: Lorin Van Nuland
Title: Authorized Signatory

Executed by the undersigned as of the date first set forth above.

Very truly yours,

By: /s/ Christian Angermayer

Name: Christian Angermayer